Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(US dollars, in accordance with Canadian GAAP)
Prepared November 6, 2006 for the three and nine months ended September 30, 2006. The following discussion includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as C$.
The following discussion of the financial condition and results of operations of Peru Copper Inc. (the “Company”, “Peru Copper” or “PCI”) should be read in conjunction with our unaudited consolidated interim financial statements and related notes and the annual audited consolidated financial statements for the year ended December 31, 2005. This document contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”
As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission (“SEC”). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.
Forward-Looking Information
This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.
Except as required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained herein.

2006 Company Events
On January 4, 2006, the Company announced that effective January 16, 2006, its shares will be traded on the venture capital segment of the Lima Stock Exchange (Bolsa de Valores de Lima).
On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum, the pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers. Economic returns are based on FOB terms from the port of Callao, Lima, Peru.
On March 17, 2006, the Company signed an agreement, which gave it an option to acquire the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company. PCI has paid $1 million for a six-month option period during which a due diligence review was made of the Austria Duvaz assets and liabilities. After the due diligence period, the Company entered into an option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.
On March 27, 2006, the Company filed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. The Technical Report was prepared by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. Changes in the Technical Report resulted in an increase in the estimated NPV of the Company’s Toromocho Project from $814 million to $922 million and increased the estimated IRR from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.
Based upon the updated Technical Report, the Toromocho Project now has 1.375 billion tonnes of proven and probable reserves at an average copper equivalent of 0.71% and an additional 601 million tonnes as measured and indicated resource at an average copper equivalent of 0.57%. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have a total of 22 billion pounds of contained copper and 791 million pounds of molybdenum.

On May 23, 2006, the Company announced that the Government of Peru had issued a Supreme Decree securing water rights for up to 34.7 million cubic meters per year for the Toromocho Project. The amount of water reserved is estimated to be sufficient for a 150,000 tonnes per day mining and milling operation.
On June 21, 2006 the Company announced that the Regional Government of Junin is in support of the Company’s Toromocho Project.
On June 28, 2006, the Company announced that it had signed an agreement to fund the construction of a water treatment plant to treat acid drainage water from mine workings in the Morococha mining district. The Company has placed $15 million in an escrow account to fund the design, construction and start-up of the treatment plant.
On June 30, 2006, the Company announced that its chief financial officer, Thomas J. Findley, has resigned for health reasons and would be leaving the Company at the end of July 2006.
On July 28, 2006, the Company announced the appointment of H. Eric Peitz as the Company’s new chief financial officer effective August 1, 2006.
On August 28, 2006, the Company announced that it had commissioned Aker Kvaerner Metals to conduct a Feasibility Study for its Toromocho Project. The Company estimates that the study should be completed in approximately twelve months.
On September 14, 2006, the Company announced that it had commissioned AMEC S.A. to conduct a feasibility study and environmental impact assessment for the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel. The Kingsmill Tunnel was constructed in the mid 1930’s to drain mine workings. The tunnel crosses beneath mining concessions in the Morococha mining district. The water collected by the tunnel is highly acidic and contains quantities of certain elements which could exceed permissible limits. The water treatment plant will eliminate a major source of pollution in the area
During the nine months ended September 30, 2006, the Company received cash proceeds of $41.9 million on the exercise of 20,113,100 common share purchase warrants and 1,193,780 share purchase options.
On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects (of which $0.3 million has been paid). The balance of $0.4 million will be paid to the community upon the Company exercising its option on or before October 4, 2009.
On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Empresa Minera del Centro del Peru S.A.

(“Centromin’). The Company’s interest in this resolution relates to the fact that the subject land lies within the boundaries of the Toromocho Option that the Company has with Centromin. In exchange for abandoning a legal action against Centromin, Pucara has accepted land and improvements in equipment and facilities valued at $2.0 and either 500,000 shares of Peru Copper common stock, or a cash payment in an amount equal to the value of 500,000 shares of Peru Copper common stock on October 10, 2006.
On October 13, 2006, the Company completed its due diligence of Austria Duvaz and entered into option agreements to purchase all of its mining concessions. Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to the concessions, which comprise the Toromocho pit as delineated in the Company’s pre-feasibility study that was completed earlier this year.
Through a share purchase agreement the Company acquired Minera Centenario SAC (“Centenario”), which will own outright 26 mining concessions and have partial ownership interests in another 4 concessions by a reorganization process enacted by Austria Duvaz. In exchange, the Company has agreed to cancel outstanding debt of Austria Duvaz and pay an additional sum to shareholders of Centenario.
In a separate option agreement the Company will have the right to acquire interests in an additional 30 mining concessions of Austria Duvaz within a period of five years. In exchange for this option, the Company will assume additional obligations of Austria Duvaz and pay Austria Duvaz a business interruption fee should the option be exercised prior to the end of the fifth year. The total cost of both agreements to the Company is $24 million and is comprised of: payments to the shareholders of Austria Duvaz of $8.0 million, general creditor debt cancellation of $13.1 million and financial institutions debt cancellation of $2.9 million (paid).
The contractual parties agreed on an appendix in the frame agreement, signed on March 16th, 2006, which enumerated the amount of the debt and identified creditors. The total value of such debt is $13.1 million. However, the Company has the right to renegotiate payment terms and conditions in order to obtain the highest economic benefit.
On October 17, 2006 the Company announced that its chief executive officer, Charles G. Preble, has resigned effective December 31, 2006. The Company has begun the search for a successor to Mr. Preble.
Overview
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Centromin, a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two addendums to the Toromocho Option were entered into, one on November 12, 2003 and the other on August 26, 2004. A third addendum to the Toromocho Option Agreement was entered into on June 12, 2006, requiring the Company to fund the construction and start up costs of a water treatment plant, for the treatment of acid drainage water discharged by various mining concessions in the region into the Kingsmill Tunnel. In addition, the agreement requires the Company to fund part of the operating costs of the plant. The Toromocho Option has a one-year term that may be extended annually, up to a maximum of five years to June 10, 2008. In May 2006, Peru Copper extended the agreement for a fourth year.
The Toromocho Option requires the Company to fulfill certain minimum expenditure requirements in order to maintain the option in good standing. In the first two contract years, ending June 10, 2005, Peru Copper spent $14.3 million, meeting its minimum investment requirement for the entire five year Toromocho Option period.
Upon exercise of the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit to Centromin, upon exercise of the Toromocho Option, in the amount of $30.0 million towards required development obligations. The performance bond or letter of credit, as the case may be, will have a one year term, renewable yearly for a maximum term of five years, and its amount will be reduced in proportion to the actual investment commitment.
In 2004, the Company purchased partial interests in ten concessions located near the Toromocho concessions. Four of these interests are now the subject of litigation (please see “Litigation, Claims and Assessment”).
Funds from the exercise of options and warrants during 2006 have provided Peru Copper with the financial ability to continue the development of the Toromocho Project and to complete a feasibility study, which has been commenced.
Pre-Feasibility Study and Update
On February 9, 2006 Company announced the completion of the pre-feasibility study by SNC Lavalin and on March 27, 2006 the Company filed an update to the study in the form of a 43-101 Technical Report. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum for 22 years, based on proven and probable reserves, the Project pre-feasibility study update estimates a NPV of $922 million from commencement of construction and an after-tax IRR of 16.7%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers. Economic returns are based on FOB terms from the port of Callao, Lima, Peru.
Capital Costs
Based on the pre-feasibility study, total capital expenditures for the Project are estimated (to an intended overall level of accuracy of –10% to +25%) at $1.524 billion and are segmented as follows:

$ million
Mine capital cost	$231.8
Direct capital cost	784.2
Indirect capital cost	242.8
Owner, tailings and SX-EW capital cost	265.2

TOTAL	$1,524.0
This implies a total construction cost of $5,587 per tonne of estimated average annual copper production.
Operating Costs
Pretax operating costs for the mine-site for Toromocho are estimated to be $0.51 per pound ($1,133 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be $0.683 per pound ($1,508 per tonne) of copper produced.
The pre-feasibility economic study assumes a Peruvian income tax rate of 30%, a worker’s participation payment of 8% of pretax profits, and a flat exchange rate of 3.31 soles to the U.S. dollar.
Reserves and Resources
As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and does not meet the requirements of the SEC. The mineral reserves and resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.
Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources
This section uses the terms “Proven Reserves,” “Probable Reserves,” “mineral resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” and “Inferred Mineral Resource.” U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.
U.S. investors are cautioned not to assume that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
The Technical Report contains mineral reserve and resource estimates by IMC. IMC’s estimate of reserves and resources for Toromocho includes 1,375 billion tonnes of proven and probable mineral reserves, 601 million tonnes of measured and indicated mineral resources, and an additional 151 million tonnes of inferred mineral resources.
The technical report’s financial model assumes a 22 year period of operation beginning in 2010 and is based on proven and probable reserves. Additional resources would extend the life of the project.
Toromocho Reserves and Resources Technical Report, March 27, 2006

	Million			Silver	Equivalent	(contained metal in millions)
	Tonnes	Cu %	Moly %	gm/t	Copper%	Cu Lbs.	Moly Lbs.	Silver Oz.
Mineral Reserves (1)(2)(3)
Proven+Probable (4)	1,375.0	0.51	0.018	7.06	0.71	15,459	546	312

Mineral Resources in Addition to Reserves (1)(2)(5)
Measured+Indicated(6)	601.3	0.37	0.016	6.82	0.57	4,905	212	132

Inferred Mineralized Material (5)(6)
Inferred	151.0	0.46	0.010	7.85	0.61	1,531	33	38

(1)	The Technical Report complies with Canadian regulations. Mineral resource classifications are, in all material respects, based upon the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum in CIM standards on Mineral Resources Definitions and Guidelines dated December 11, 2005, as amended.

(2)	Mineral reserves and resources are based on metal prices of $0.90 per pound of copper, $6.00 per pound of molybdenum and $5.50 per ounce of silver.

(3)	Cutoff grades for mineral reserves are based on floatation cutoffs of $4.22 to $3.52 net smelter return per tonne and leach cutoffs of 0.44% to 0.085% soluble copper.

(4)	Proven and probable mineral reserves under Canadian standards do not have demonstrated economic viability in the United States and are not mineral reserves in the United States.

(5)	Cutoff grade for resources is 0.27% Equivalent Cu.

(6)	Measured, Indicated, and Inferred resources are not mineral reserves and do not have demonstrated economic viability.

Mining
The Company believes that the mining process will be typical of a large porphyry open pit operation. The production schedule is estimated to deliver a nominal 150,000 tonnes-per-day (54.75 million tonnes per year) of sulfide mill ore to the primary crushers, while other material is stockpiled or leached.
The Toromocho Project has the advantage of a waste-to-ore stripping ratio overall at about 0.57 to 1. In addition, pre-mine stripping is only about 63 million tonnes and is expected to be accomplished in the year before milling operations begin.
Production
Based on the assumed mine plan, the pre-feasibility study estimates annual average production of 258,514 tonnes of copper in concentrate and 14,274 tonnes of copper in cathode for a total of 272,788 tonnes, or 601 million pounds, over an estimated 22 year mine life. Metallurgical testing has been successful in producing copper concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites and estimates of percentage contribution of the rock types to the mineable resource, average recoveries to final concentrate of copper, silver and molybdenum are estimated to be 89.5% for copper, 56.5% for silver and 52.3% for molybdenum. The estimated copper content of the copper concentrate is 26.5%.
Infrastructure
Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and La Oroya. The center of the Toromocho deposit is about 2.5 kilometers from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometers by road and approximately 173 kilometers by rail. The distance east to La Oroya is approximately 32 kilometers by road and approximately 35 kilometers by rail.
Next Steps to Development
Peru Copper is committed to developing Toromocho on a fast track basis. However, the Company also recognizes that it may be of more value for a major mining company to develop, or assist in developing the Toromocho Project. Consequently, Peru Copper has retained UBS Investment Bank as its financial advisor to review strategic alternatives and has contacted a number of parties that have expressed an interest in exploring alternatives with the Company.
The Company has hired Aker Kvaerner Metals to conduct a full feasibility study. The feasibility study will validate and further refine key assumptions, conclusions, and recommendations from the pre-feasibility study including further metallurgical testing defining process parameters. The feasibility study which has already commenced is expected to be completed in August 2007.

Results of Operations
The following discussion provides an analysis of the financial results of Peru Copper.
For the Nine Months Ended September 30, 2006
The Company prepares its consolidated financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the nine months ended September 30 2006, the Company recorded a loss of $2.5 million as compared to a loss of $2.3 million for the same period in 2005. Peru Copper’s administration expenses increased to $3.7 million for the nine months ended September 30, 2006, up from $3.0 million for the same period in 2005. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options held by employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the nine months ended September 30, 2006, stock-based compensation of $1.5 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $1.3 million in 2005. Professional fees increased to $1.1 million in the current period, up from $0.7 million in 2005 primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and internal control documentation in preparation for compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002. Listing and filing fees increased due to the Company being listed on three exchanges.
Additionally, the total administrative expenses were offset by $1.3 million of interest earned on cash balances. The Company maintains its cash in short-term, low risk investments in institutions with high credit worthiness.
All of the Company’s $24.5 million of exploration expenses during the nine month period ended September 30, 2006 have been capitalized to exploration properties in accordance with Canadian GAAP and all administration expenses of the Company have been expensed. Included in the $24.5 million are: deposit of $15 million for the construction of a water treatment plant, $1.3 million for drilling; salaries and consulting fees of $2.3 million; supplies and general costs of $3.0 million; value added tax of $1.0 million; assays and sampling costs of $0.3 million; stock-based compensation of $0.7 million; acquisition and lease costs of $0.8 million and other costs of $0.4 million. As at November 6, 2006, the Company had 59 employees and several consultants working on the Toromocho Project.
Cash Flows
Cash used in operating activities in the nine months ended September 30, 2006 was $1.0 million as compared to cash flows used in operating activities of $0.7 million for the nine month period ended September 30, 2005. The increase in cash used in operating activities relates to increased administration expenses and an increase in prepaid expenses and advances related to insurance.
Cash used in investing activities in the nine months ended September 30, 2006 was $25.4 million as compared to $14.8 million in the period ended September 30, 2005. $15 million of the cash used in the nine months was transferred to escrow; these funds will be used for the construction of the Kingsmill water treatment plant. In addition, the Company has capitalized $8.6 million in other direct exploration expenditures, invested $1.0 million as a deposit on an option agreement, and spent $1.8 million in the acquisition of loans.
Cash from financing activities in the period ended September 30, 2006 was comprised of $41.9 million from the exercise of 21.3 million warrants, broker warrants and agent options.
For the Three Months Ended September 30, 2006
For the three months ended September 30, 2006, the Company recorded a loss of $1.0 million as compared to a loss of $0.8 million in the same period in 2005. In both the current quarter and the third quarter of 2005, stock-based compensation of $0.5 million was recorded. Professional fees increased to $0.3 million in the current quarter as compared to $0.2 million in the third quarter of 2005, primarily due to the costs associated with meeting filing obligations in Canada as well as the United States. Within the current quarter, Peru Copper incurred management fees and salaries of $0.4 million, compared to $0.2 million in 2005. These expenses were offset, by $0.5 million of interest earned on cash balances in the third quarter of 2006, compared to $0.2 million earned in the third quarter of 2005.
All of the Company’s $3.2 million of direct exploration expenses during the current quarter have been capitalized under Canadian GAAP to exploration properties and all administration expenses of the Company have been expensed. Included in the $3.2 million are: $0.2 million for 2,182 meters of exploration and condemnation drilling; salaries and consulting fees of $0.8 million; supplies and general costs of $1.2 million; value added tax of $0.3 million; and stock-based compensation of $0.3 million
Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

			Basic and Diluted
		Income (Loss) from	Income (Loss) per
		Continuing	Share from
		Operations and Net	Continued
		Income (Loss) in	Operations and Net
Period	Revenues	Millions	Income (Loss)
3rd Quarter 2006	Nil	$(1.0)	$(0.01)
2nd Quarter 2006	Nil	$(0.6)	$(0.01)
1st Quarter 2006	Nil	$(1.0)	$(0.01)
4th Quarter 2005	Nil	$(1.3)	$(0.01)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)
2nd Quarter 2005	Nil	$(0.8)	$(0.01)
1st Quarter 2005	Nil	$(0.7)	$(0.01)
4th Quarter 2004	Nil	$0.4	$0.00
Second Quarter of 2006 includes increased interest income of $0.2 million over the prior quarter and a foreign exchange gain of $0.1 million. Without these items, the loss for the period would be comparable to the previous quarter.
Fourth Quarter of 2005 includes a foreign exchange loss of $0.1 million and stock-based compensation of $0.5 million. Without these items, the administrative costs of the Company during the period were $0.7 million, which is comparable to the previous quarter.
Second Quarter 2005 includes a foreign exchange loss of $0.01 million, interest income of $0.2 million, stock-based compensation of $0.5 million, and recovery on the costs related to listing on the American Stock Exchange of C$0.25 million. Without these items, the administrative costs of the Company during the period were $0.6 million, which is comparable to costs of $0.6 million in the prior quarter.
First Quarter 2005 includes a foreign exchange loss of $0.04 million, interest income of $0.2 million and stock-based compensation of $0.4 million. Without these items, the administrative costs of the Company during the period were $0.6 million, comparable to the prior quarter.
Liquidity and Capital Resources
Peru Copper had cash and cash equivalents of $42.2 million at September 30, 2006 as compared with $26.7 million at December 31, 2005. On September 30, 2006, $37.2 million was held in US dollars.
Peru Copper had working capital of $41.8 million and $27.7 million as at September 30, 2006 and December 31, 2005, respectively.
Within the current nine month period, the Company received cash proceeds of $41.9 million on the exercise of 20,113,100 common share purchase warrants and 1,193,780 share purchase options, and the Company has set aside $15 million for the construction of a water treatment plant.
We expect that the cash and cash equivalents will be sufficient to pay for the continued development and general and administrative costs of the Toromocho Project through the completion of the feasibility study. Depending upon future events, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond the completion of the feasibility study. However, in the event that the pace of expenditures increases, we may plan to secure future financing from the issuance of additional equity, debt, or financing from other sources.
Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, political events in Peru, and drilling and metallurgical testing results from the Toromocho Project.
Outlook and Capital Requirements
During 2007, the Company expects to complete a bankable feasibility study, begin to construct a water treatment facility and continue to acquire interests in additional lands in the vicinity of the Toromocho Project. The Company believes that its cash and cash equivalents of $42.2 million at September 30, 2006 are sufficient to fund these projects. Further development of the Toromocho Project will require additional funding.
Peru Copper has provided a letter of credit in the amount of $0.5 million in favor of Centromin in connection with possible environmental liabilities resulting from exploration drilling.
The Company has paid $1.0 million toward the Environmental Sanitation Fund of Centromin and $1.0 million to a regional social fund, as an advance payment against future royalties.
Foreign Currency Exchange Rate Risk
All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar, Canadian dollar and the Peruvian Nuevo Sol. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.
Litigation, Claims and Assessment
Compania Minera Natividad (“Natividad”) Claim
On January 26, 2005, Natividad, which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper S.A. (the Company’s subsidiary in Peru). Natividad disputes the Company’s 2004 acquisition of interests in four mineral claims in which it owns a 50% interest. Natividad is the owner of the other 50% of the concessions and claims a right of first refusal to the interests acquired by Peru Copper. Should Natividad be successful in its lawsuit, it would take the place of the Company as owner of the disputed interests and would have to pay the Company whatever monies were paid by the Company to acquire the interests. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.
Local Community Litigation
On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The Company’s interest in this resolution relates to the fact that the subject land lies within the boundaries of the Toromocho Option that the Company has with Centromin. In exchange for abandoning a legal action against Centromin, Pucara has accepted land and improvements in equipment and facilities valued at $2.0 and either 500,000 shares of Peru Copper common stock, or a cash payment in an amount equal to the value of 500,000 shares of Peru Copper common stock on October 10, 2006.
Forward Sales, Options and Other Contractual Obligations (including Off-Balance Sheet Arrangements)
We have no forward sales, option contracts, or other off-balance sheet arrangements.
In addition, the Company has no material commitments for expenditures, other than the water treatment plant, that may not be cancelled by the Company or that extend beyond one year.
Related Party Transactions
During the nine months ended September 30, 2006, certain directors provided consulting services to the Company, either directly or through companies owned by them. A company controlled by David Lowell was paid $119,000. Catherine McLeod-Seltzer was paid $22,500, and Pathway

Capital Ltd., a company owned by David De Witt, was paid C$54,000 in consulting fees. In addition the Company paid consulting fees of $3,600 to Thomas O’Neil.
The Company also received legal advice from Cassels Brock & Blackwell LLP, a law firm, in which Paul Stein is a partner. For the nine months ended September 30, 2006 Cassels Brock was paid $154,884. The Company also received legal advice from Estudio Grau, a law firm, in which Miguel Grau is a partner. For the nine months ended September 30, 2006, Estudio Grau was paid $8,674.
In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the nine months ended September 30, 2006, Pathway Capital Ltd. has received C$113,946 in reimbursements related to this agreement.
The Company continues to sublease an apartment in Lima, Peru, which is owned by Charles Preble, the Company’s chief executive officer, president and director at a monthly rental of $800. The apartment is for use by Company executives during visits to Lima. The monthly rental is based on prevailing market rates for similar apartments in the area.
Critical Accounting Policies
The details of the Company’s accounting policies are presented in note 2 of the 2005 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:
Resource Properties
The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.
All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment or determined to be impaired. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource, reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.
The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties and may require a write down of the property to its estimated fair value.
The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.
Stock-based Compensation
The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company applies fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.
Outstanding Share Data
The following is a summary of the Company’s outstanding share data as of November 6, 2006.
Common Shares
A total of 119,198,624 common shares are outstanding.
Convertible Securities
A total of 130,893 Agent options are issued and outstanding, with each Agent’s option entitling the holder to purchase one common share of the Company at a price of $1.40 per share on or before March 18, 2007.

A total of 7,050,260 stock options are issued and outstanding, with expiry dates ranging from February 24, 2009 through August 28, 2011. The weighted average exercise price for all stock options is C$2.35. All stock options entitle the holders to purchase common shares of the Company.
Additional Sources of Information
Additional sources of information regarding Peru Copper Inc. are on SEDAR at www.sedar.com and on the Company’s website www.perucopper.com.
Cautionary Notes to US Investors
Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the SEC), applies different standards in order to classify mineralization as a reserve. The Toromocho mineral reserves are classified as such under Canadian regulations and do not qualify as reserves under United States Industry Guide 7.
Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.
Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under U.S. rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.